PGD Eco Solutions, Inc.

141 Amsterdam Rd.

Grove City, PA 16127

April 28, 2022

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PGD Eco Solutions, Inc. Offering Statement on Form 1-A Filed April 5, 2022 File No. 024-11852

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of April 25, 2022. PGD Eco Solutions, Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of April 25, 2022, the Company responds as follows:

Item 6. Unregistered Securities Issued or Sold Within One Year, page 6

1.	Please revise to provide the information required by Item 6 of Part I of Form 1-A. In this regard, we note that you indicate in Item 6 that none were issued. However, you have disclosed on page 30 of your Offering Statement on Form 1-A that on August 31, 2021: (1) the company issued a total of 94 million shares of common stock as founders' shares for services; and (2) the company issued a total of 6 million shares of common stock for cash.

Response: See revisions to the Unregistered Securities Issued or Sold Within One Year section of the circular, page 6.

Management's Discussion and Analysis, page 14

2.	Please reconcile the disclosure on page 14 that the company "realized a net profit of $5,050" for the year ended December 31, 2021 with the information on page 24 that the company had a net loss of $100,729 for the twelve months ended December 31, 2021.

Response: See revisions to the Management’s Discussion and Analysis section of the circular, page 14.

Management, page 15

3.	Please include in this section the disclosure required by Item 10 of Form 1-A, including the information in substantially the tabular format set forth in Item 10(a). For example, your disclosure in this section does not mention that Paul Ogorek is your CEO and chief operating officer, and Samuel Becherer is your principal accounting officer and principal financial officer as indicated on page 32.

Response: See revisions to the Management section of the circular, page 15.

Security Ownership of Management and Certain Security Holders, page 17

4.	Please ensure that you have included in this section the information required by Item 12 of Form 1-A. In this regard, it appears from the disclosure in the first paragraph of this section and from the table on page 17 that you have two directors and executive officers and that they are the beneficial owners of 20,200,000 shares of your outstanding common stock. However, it appears from the disclosure on the cover page that all 100 million shares of your outstanding common stock are owned by your officers and directors. Also, it is unclear why the disclosure in this section does not mention the outstanding shares of your preferred stock that have "voting rights of 10-1" as disclosed in the penultimate paragraph on page 18. Please advise or revise accordingly. Also, revise the disclosure on page 17 to identify the natural persons who have or share voting and/or dispositive power over the shares held by Bright Business Properties LLC.

Response: See revisions to the Security Ownership of Management and Certain Security Holders section of the circular, page 17.

Exhibits

5.	It appears from the disclosure throughout your Form 1-A that you are offering 50,000,000 shares of common stock; however, the opinion of counsel filed as exhibit 12.1 refers to the proposed offering of 5,000,000 shares of common stock. Please advise or revise accordingly.

6.	In connection with your audited financial statements, please file the relevant auditor consent as an exhibit. Please refer to Item 17(11) of Part III of Form 1-A.

Response: See revisions to the Exhibits.

In addition, we have made the following changes:

The Offering:

A total of 10,000,000 Preferred Series A shares are currently issued and outstanding before this offering. These shares have voting rights of 10 votes per share equaling 100,000,000 votes.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Paul Ogorek

CEO